

10030830



SEC MAIL
RECEIVED
PROCESSING
APR 1 9 2010

[UNIT]ED STATES
[SECURITIES AND E]XCHANGE COMMISSION
Washington, D.C. 20549

cw

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8-31336

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Financial Designs Corporation**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

540 W Baseline Road, Suite 10

(No. and Street)



MARIA MORTON
Commission # 1814980
Notary Public - California
Los Angeles County
My Comm. Expires Jan 17, 2014

Claremont (City) **CA** (State) **91711** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ronald Bilecki **(909) 626-1642** (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GYL Decauwer LLP

(Name – *if individual, state last, first, middle name*)

8577 Haven Ave	Rancho Cucamonga	CA	91730
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Ronald A. Bilecki**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Financial Designs Corporation**, as of **December 31**, 20**09**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public



MARIA MORTON
Commission # 1874680
Notary Public - California
Los Angeles County
My Comm. Expires Jan 17, 2014

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL DESIGNS CORPORATION

Retirement Planning Specialists

540 W. Baseline Road #10, Claremont, CA 91711 • Phone: (909) 626-1642

Ronald A. Bilecki, CFP®, *President*
Nino G. Pavan, JD, CFP®, *Vice President*

Fax: (909) 626-1529
e-mail: fdc@fdcadvisors.com
www.financialdesignscorp.com


SEC Mail Processing
RECEIVED
APR 12 2010
Wash. D.C.
193
SECTION

April 6, 2010

FINRA
Mr. Robert Lettice
300 S Grand Ave, Ste 1600
Los Angeles, CA 90071-3126

Re: Audited Financial Statement 12/31/2009

Dear FINRA:

Please accept this letter as response to your correspondence (copy attached) dated March 30, 2010 regarding the above referenced matter. Enclosed, per your request, are the following documents:

- Facing Page - Form X-17A-5 Part III
- Affirmation page
- Accountant's supplemental reports
- Audited financial statement with auditor notes
- Copy of SIPC-7T report for fiscal year end 12/31/09 (filed 4-06-10)

The Reserve Requirements are not applicable to our firm based on SEC Rule 15c3-3.

The Possession & Control requirements are not applicable to our firm based on the SEC Rule 206(4)-2 of the Investment Advisers Act.

Please feel free to contact me if you have any questions or need further information regarding any of these matters. Thank you.

Sincerely,

Ronald A. Bilecki, President
FINANCIAL DESIGNS CORPORATION

cc: SEC, Washington D.C. (2 copies)


FINRA

Financial Industry Regulatory Authority

BY CERTIFIED MAIL [7006 3450 0003 7791 9511]

March 30, 2010

Ronald A. Bilecki
President
Financial Designs Corporation
540 W. Basement Road, #10
Claremont, CA 91711

RE: Financial Designs Corporation

Dear Mr. Bilecki:

This acknowledges receipt of your 2009 annual filing of audited financial statements made pursuant to U.S. Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain the following:

1. Facing Page
2. Oath or Affirmation
3. Reserve Requirements
4. Possession & Control Requirements
5. The SIPC Supplemental Report including a schedule of assessments payments and overpayments, payment dates, amounts, and name of SIPC collection agent to whom mailed or if exclusion was claimed, a statement that the member qualified for exclusion and the date and name of the SIPC collection agent with whom SIPC-3 was filed; and
6. The accountant's report including, if applicable, a statement of corrective action taken or proposed (SEC Rule 17a-5(e)(4)).

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the *FINRA Manual* under the section titled *SEC Rules*. We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of FINRA Rule 8210, we request that you send one copy of each item (s) listed above to this office and to the appropriate SEC regional of district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by **April 13, 2010**. Questions may be addressed to Robert Lettice, Regulatory Coordinator at (213) 613-2630.

Sincerely,

Keith A. Llorens
Examination Manager

Enclosure: Form X-17A-5 Part III Facing Page

cc: Chief Regulatory Coordinator, Securities and Exchange Commission
GYL Decauwer, LLP, Certified Public Accountants

300 South Grand Avenue
Suite 1600
Los Angeles, CA
90071-3126

t 213 229 2300
f 213 617 3299
www.finra.org

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Financial Designs Corporation
540 W. Baseline Road, Suite 10
Claremont, CA 91711

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Ronald Bilecki (909) 626-1642

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 2,632

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (769)

07/28/2009
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1,863

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 37

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,900

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,900

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Financial Designs Corporation
(Name of Corporation, Partnership or other organization)

Ronald A. Bilecki
(Authorized Signature)

President
(Title)

Dated the 6th day of April, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______

Documentation ______

Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 12/31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,052,755
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 1,052,755
2e. General Assessment @ .0025	$ 2,632 (to page 1 but not less than $150 minimum)


GYL
Decauwer LLP
Certified Public Accountants
Business Consultants

John Lerias, CPA
Stephen C. Williams, CPA
W. Brent Hicks, CPA
Dennis E. Decauwer, CPA
Co-Founder, Retired

February 22, 2010

To: Securities and Exchange Commission
Financial Industry Regulatory Authority, (formerly NASD, Inc.)

Financial Designs Corporation is a fully disclosed Broker/Dealer. Their clearing broker is Sterne Agee.

Financial Designs Corporation does not carry customer accounts or hold customer funds, and does not perform custodial functions relating to customer securities. Financial Designs Corporation claims exemption from the Reserve Requirement of Rule 15c3-3 pursuant to (k)(2)(ii).

Sincerely,

GYL Decauwer LLP

8577 Haven Avenue
Suite 306
Rancho Cucamonga
CA 91730

909.948.9990
800.644.0696
FAX 909.948.9633

gyld@gyldecauwer.com
www.gyldecauwer.com


GYL
Decauwer LLP
Certified Public Accountants
Business Consultants

John Lerias, CPA
Stephen C. Williams, CPA
W. Brent Hicks, CPA
Dennis E. Decauwer, CPA
Co-Founder, Retired

February 22, 2010

To: Securities and Exchange Commission
Financial Industry Regulatory Authority, (formerly NASD, Inc.)

Financial Designs Corporation is a fully disclosed Broker/Dealer. Their clearing broker is Sterne Agee.

Financial Designs Corporation does not carry customer accounts or hold customer funds, and does not perform custodial functions relating to customer securities. Financial Designs Corporation claims exemption from the Possession or Control Requirements of Rule 15c3-3 pursuant to (k)(2)(ii).

Sincerely,

GYL Decauwer LLP

8577 Haven Avenue
Suite 306
Rancho Cucamonga
CA 91730

909.948.9990
800.644.0696
FAX 909.948.9633

gyld@gyldecauwer.com
www.gyldecauwer.com


GYL
Decauwer LLP
Certified Public Accountants
Business Consultants

John Lerias, CPA
Stephen C. Williams, CPA
W. Brent Hicks, CPA
Dennis E. Decauwer, CPA
Co-Founder, Retired

February 22, 2010

To: Securities and Exchange Commission
Financial Industry Regulatory Authority, (formerly NASD, Inc.)

Enclosed is a computation of Net Capital under SEC Rule 15c 3-1. In our annual audited report for fiscal year ended December 31, 2009, we have found no difference between our computations of net capital and Financial Designs Corporations' computation of net capital as determined on the Focus 2A report filed for fiscal year ending December 31, 2009.

Sincerely,

GYL Decauwer LLP

8577 Haven Avenue
Suite 306
Rancho Cucamonga
CA 91730

909.948.9990
800.644.0696
FAX 909.948.9633

gyld@gyldecauwer.com
www.gyldecauwer.com

your Success is our DESTINATION


GYL
Decauwer LLP
Certified Public Accountants
Business Consultants

John Lerias, CPA
Stephen C. Williams, CPA
W. Brent Hicks, CPA
Dennis E. Decauwer, CPA
Co-Founder, Retired

February 22, 2010

To: Securities and Exchange Commission
Financial Industry Regulatory Authority, (formerly NASD, Inc.)

Report Regarding Material Inadequacies

We have examined the financial statements of Financial Designs Corporation as of December 31, 2009. Our Accountants Report was dated February 22, 2010.

Pursuant to Rule 17a-5(d)(I), no material inadequacies were found to exist.

Our audit was made in accordance with generally accepted auditing standards and included a review of the books, records, accounting systems, bank statements, mutual fund statements, general ledger, blotter, products sales ledger, internal accounting controls, and procedures for safeguarding securities. We reviewed the Statement of Financial Position, the Statement of Operations, the Statement of Cash Flows, the Statement of Changes in Stockholders' Equity and the Computation of Net Capital. The scope of the audit and review of the accounting system were sufficient to provide reasonable assurance that any material inadequacies existing at the date of the examination would be disclosed.

In addition, the audit involved reviews of the practices and procedures followed by the client:

1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2) in filing the various Focus Reports;
3) in monitoring insider trading and suspicious trades.

GYL Decauwer LLP

8577 Haven Avenue
Suite 306
Rancho Cucamonga
CA 91730

909.948.9990
800.644.0696
FAX 909.948.9633

gyld@gyldecauwer.com
www.gyldecauwer.com

Financial Designs Corporation Inc.

FINANCIAL STATEMENTS

December 31, 2009

Financial Designs Corporation Inc.
TABLE OF CONTENTS


GYL
Decauwer LLP
Certified Public Accountants
Business Consultants

John Lerias, CPA
Stephen C. Williams, CPA
W. Brent Hicks, CPA
Dennis E. Decauwer, CPA
Co-Founder, Retired

INDEPENDENT AUDITORS' REPORT

Financial Designs Corporation Inc.
Claremont, California

We have audited the accompanying statement of financial condition of Financial Designs Corporation Inc. as of December 31, 2009, and the related statements of operations, changes in retained earnings, and changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Financial Designs Corporation Inc. at December 31, 2009 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

GYL Decauwer LLP

Rancho Cucamonga, California
February 22, 2010

8577 Haven Avenue
Suite 306
Rancho Cucamonga
CA 91730

909.948.9990
800.644.0696
FAX 909.948.9633

gyld@gyldecauwer.com
www.gyldecauwer.com


GYL
Decauwer LLP
Certified Public Accountants
Business Consultants

JOHN LERIAS, CPA
STEPHEN C. WILLIAMS, CPA
W. BRENT HICKS, CPA
DENNIS E. DECAUWER, CPA
CO-FOUNDER, RETIRED

REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER
CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Financial Designs Corporation Inc.
Claremont, California

In planning and performing our audit of the financial statements and supplemental schedules of Financial Designs Corporation Inc. (the Company) as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included test of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with

8577 Haven Avenue
Suite 306
Rancho Cucamonga
CA 91730

909.948.9990
800.644.0696
FAX 909.948.9633

gyld@gyldecauwer.com
www.gyldecauwer.com

generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statement will not be prevented or detected and corrected on a timely basis.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

GYL Decauwer LLP

Rancho Cucamonga, California
February 22, 2010

Financial Designs Corporation Inc.
STATEMENT OF FINANCIAL CONDITION
December 31, 2009

ASSETS

Current Assets		
Cash	$	169,534
Investments		66,216
Income tax receivable		1,331
Commissions receivable		30
Total Current Assets		237,111
Property and Equipment		
Office furniture and equipment		75,260
Less accumulated depreciation		66,269
Net Property and Equipment		8,991
Other Assets		
Loan to stockholder		15,000
Total Assets	$	261,102

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities		
Accounts payable	$	6,457
Accrued expenses		691
Salaries payable		36,700
Total Current Liabilities		43,848
Stockholders' Equity		
Common stock		3,000
Retained earnings (Exhibit IV)		214,254
Total Stockholders' Equity		217,254
Total Liabilities and Stockholders' Equity	$	261,102

Financial Designs Corporation Inc.
STATEMENT OF OPERATIONS
For the year ended December 31, 2009

Revenue	
Commissions	$ 21,453
Management fees	1,325,036
Interest and dividends	1,200
Tax preparation income	25,415
Total Revenue	1,373,104
Operating Expenses	
Asset allocation fees	15,191
Bank service charges	6,225
Commissions paid	92,348
Computer consulting	694
Dues & subscriptions	(232)
Insurance	43,666
Lease - equipment	80,412
Legal & accounting	8,700
Marketing	24,657
Medical reimbursement	22,998
Office salaries	573,207
Office supplies	86,381
Officers' salaries	299,000
Payroll taxes	52,482
Regulatory fees	7,462
Retirement plan	32,553
Seminars	1,307
Tax processing	7,566
Utilities & telephone	15,697
Total Operating Expenses	1,370,314
Income (Loss) Before Other Income	2,790
Other Income (Expenses)	
Net gain (loss) on sale of securities	3
Income (Loss) Before Taxes	2,793
Income taxes	800
Net Income (Loss)	$ 1,993

Financial Designs Corporation Inc.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2009

Cash Flows from Operating Activities		
Net income (loss)	$	1,993
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
(Increase) decrease in investments		22,848
(Increase) decrease in commissions receivable		210
(Increase) decrease in prepaid income taxes		(1,331)
Increase (decrease) in accounts payable		1,671
Increase (decrease) in salaries payable		18,700
Increase (decrease) in accrued expenses		297
Net Cash Provided (Used) by Operating Activities		44,388
Cash Flows from Financing Activities		
Net advances to stockholder		(5,000)
Net Cash Provided (Used) by Financing Activities		(5,000)
Net Increase (Decrease) in Cash		39,388
Cash - Beginning		130,146
Cash - Ending	$	169,534

The accompanying notes are an integral part of these financial statements

Exhibit IV

STATEMENT OF CHANGES IN RETAINED EARNINGS

Balance - January 1, 2009	$	212,261
Net income (loss) for the year ended December 31, 2009 (Exhibit II)		1,993
Balance - December 31, 2009	$	214,254

Exhibit V

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Balance - January 1, 2009	$	NONE
Activity - January 1, 2009 to December 31, 2009		NONE
Balance - December 31, 2009	$	NONE

Financial Designs Corporation Inc.
December 31, 2009

COMPUTATION OF NET CAPITAL

Total ownership equity - Exhibit I		$	217,254
Deduct:			
Non-allowable assets:			
Loan to stockholder			15,000
Fixed assets - net of depreciation			8,991
			23,991
Deduct:			
Haircuts on securities			
Trading and investment securities			
Money funds	$ 65,544 x 2% $ 1,311		1,311
Net Capital		$	191,952

RECONCILIATION OF NET CAPITAL

Net Capital Per Focus Report - Part II	$	190,621
Audit Adjustments		1,331
Change in non-allowable assets resulting from adjustment		-
Net Capital	$	191,952

GYL Decauwer LLP CPAs & Business Consultants

The accompanying notes are an integral part of these financial statements

Financial Designs Corporation Inc.
December 31, 2009

COMPUTATION OF NET CAPITAL REQUIREMENTS

Net Capital Requirements, 6-2/3% of Aggregate Indebtness	$	2,925
Minimum Dollar Net Capital Requirement	$	50,000
Applicable Amount, Larger of Above	$	50,000
Net Capital in Excess of Minimum Requirement	$	141,952
Excess Net Capital Over 10% of Aggregate Indebtedness	$	187,567
Excess Net Capital Over 15% of Aggregate Indebtedness	$	185,375

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total Liabilities - Exhibit I	$	43,848
Drafts for Immediate Credit		None
Total aggregate indebtedness	$	43,848
Percentage of Aggregate Indebtedness to Net Capital		22.84%

Financial Designs Corporation Inc.
NOTES TO FINANCIAL STATEMENTS
December 31, 2009

Note 1. **Significant Accounting Policies**

The Company is a broker-dealer of securities registered with the Securities and Exchange Commission (SEC) and various exchanges and the Financial Industry Regulatory Authority (FINRA) formerly known as National Association of Securities Dealers (NASD). They are located in Claremont, California and have been in operation since March 9, 1981.

Security transactions, commission income and related expenses are recorded in the accounts on a settlement date basis which is generally three business days after trade date.

Office furniture and equipment over $ 1,000 are recorded at cost and are being depreciated over three to seven years as determined by management utilizing the straight-line and accelerated methods.

Preparation of financial statements in conformity with generally accepted accounting principles in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from these estimates.

Investments - The Company's investments at balance sheet date were all money market funds.

Note 2. **Net Capital Requirements**

As a member of the Financial Industry Regulatory Authority (FINRA) formerly known as National Association of Security Dealers, the Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires that the Company maintain a ratio of aggregate indebtedness to net capital as defined not exceeding 15 to 1. At December 31, 2009, that ratio for the Company was .23 to 1. Net capital as defined amounted to $ 191,952 which exceeds the minimum requirements of $ 50,000.

Note 3. **Lease Obligations**

The Company currently leases its business premises on a ten year lease for $ 4,584 per month of which the rent is being paid personally by the owner of the Company who is also obligated on the lease agreement. The lease currently expires on April 30, 2015. The Company has not recorded any rent expense in connection with this lease.

Minimum future rental payments in excess of one year as of December 31, 2009 are expected to be as follows:

Period ended December 31,	Amount
2009	$ 55,008
2010	55,008
2011	55,008
2012	55,008
Thereafter	183,360
	$ 403,392

Note 4. Income Taxes

The components of the income tax provision are as follows:

Current	$ 800

The Company files income tax returns in the U.S. federal jurisdiction and California state jurisdiction. The Company is no longer subject to U.S. and California income tax examinations by tax authorities for years before 2005. If applicable, the Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses.

Note 5. Related Party Transactions

The Company leases furnishings and equipment on a month-to-month basis for $ 6,701 per month. This lease is payable to a stockholder.

The Company loaned money to a stockholder. The loan has an interest rate of 6% payable monthly. The note is due and payable on May 1, 2015 if not paid before.

Note 6. Common Stock

The Company has authorized 100,000 shares and 1,000 shares issued and outstanding.

Note 7. Pension Plan

The Company has a discretionary Simple IRA plan. All employees are eligible once they meet the requirements of compensation and service years.

Note 8. Subsequent Events

The Company has evaluated subsequent events through February 22, 2010, the date the financial statements were available to be issued. No events occurred through this date requiring disclosure.